EXHIBIT 99.1

News
Release

C$ unless otherwise stated                TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
May 4, 2026
Manulife Financial announces Conversion Privileges for its
Series 3 and Series 4 Class 1 Preferred Shares

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 6,537,903 Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) (TSX: MFC.PR.F) or 1,462,097 Non-cumulative Floating Rate Class 1 Shares Series 4 (the “Series 4 Preferred Shares”) (TSX: MFC.PR.P) on June 19, 2026.
As a result, subject to certain conditions described in the prospectus supplement dated March 7, 2011 relating to the issuance of the Series 3 Preferred Shares and Series 4 Preferred Shares (the “Prospectus”), the holders of the Series 3 Preferred Shares have the right, at their option, to convert all or part of their Series 3 Preferred Shares on a one-for-one basis into Series 4 Preferred Shares on June 19, 2026. As well, subject to certain conditions, the holders of Series 4 Preferred Shares have the right to convert all or part of their Series 4 Preferred Shares on a one-for-one basis into Series 3 Preferred Shares on June 19, 2026. Holders who do not exercise their right to convert their Series 3 Preferred Shares into Series 4 Preferred Shares will retain their Series 3 Preferred Shares. Holders who do not exercise their right to convert their Series 4 Preferred Shares into Series 3 Preferred Shares will retain their Series 4 Preferred Shares.
Beneficial owners of Series 3 Preferred Shares and Series 4 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on June 4, 2026.
The foregoing conversions are subject to the conditions that: (i) if, after June 4, 2026, Manulife determines that there would be less than 1,000,000 Series 3 Preferred Shares outstanding on June 19, 2026, then all remaining Series 3 Preferred Shares will automatically be converted into an equal number of Series 4 Preferred Shares on June 19, 2026, and (ii) if, after June 4, 2026, Manulife determines that there would be less than 1,000,000 Series 4 Preferred Shares outstanding on June 19, 2026, then all remaining Series 4 Preferred Shares will automatically be converted into an equal number of Series 3 Preferred Shares. In either case, Manulife shall give written notice to that effect to any registered holders of Series 3 and Series 4 Preferred Shares on or before June 7, 2026.
The dividend rate applicable to the Series 3 Preferred Shares for the 5-year period commencing on June 20, 2026, and ending on June 19, 2031, and the dividend rate applicable to the Series 4 Preferred Shares for the 3-month period commencing on June 20, 2026, and ending on

EXHIBIT 99.1
September 19, 2026, will be determined and announced by way of a news release on May 21, 2026. Manulife will also give written notice of these dividend rates to the registered holders of Series 3 Preferred Shares and Series 4 Preferred Shares.
Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, TSX Trust Company (Canada), at 1-800-783-9495.
The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange. Not all offerings are available in all jurisdictions. For additional information, please visit https://www.manulife.ca/.

Media Relations: Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations: Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com